Exhibit 8

Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.scottwilson.com
CONSENT OF QUALIFIED PERSON
August 10, 2009
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island — Department of Provincial Affairs and Attorney General
Securities Division, Department of Justice — Government of Newfoundland and Labrador
Dear Sirs/Mesdames:

Re:	Denison Mines Corp. (the “Company”) — Filing of Technical Report dated June 24, 2009
I, Christopher Moreton, Ph.D., P. Geo., consent to the public filing of the technical report titled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” (the “Technical Report”) prepared by Scott Wilson Roscoe Postle Associates Inc.
I further confirm that I have read the written disclosure in the Company’s news release entitled “Denison Announces NI 43-101 resource estimates for its EZ1 and EZ2 deposits” August 7, 2009, and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure. This letter is provided to the securities regulatory authorities to whom it is addressed pursuant to the requirements of applicable securities legislation, and not for any other purpose.
Yours very truly,
SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
(Signed) “Christopher Moreton”
Christopher Moreton, Ph.D., P. Geo.

Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.scottwilson.com
CONSENT OF QUALIFIED PERSON
August 10, 2009
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island — Department of Provincial Affairs and Attorney General
Securities Division, Department of Justice — Government of Newfoundland and Labrador
Dear Sirs/Mesdames:

Re:	Denison Mines Corp. (the “Company”) — Filing of Technical Report dated June 24, 2009
I, David A. Ross, M.Sc., P. Geo., consent to the public filing of the technical report titled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” (the “Technical Report”) prepared by Scott Wilson Roscoe Postle Associates Inc.
I further confirm that I have read the written disclosure in the Company’s news release entitled “Denison Announces NI 43-101 resource estimates for its EZ1 and EZ2 deposits” August 7, 2009, and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure. This letter is provided to the securities regulatory authorities to whom it is addressed pursuant to the requirements of applicable securities legislation, and not for any other purpose.
Yours very truly,
SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.
(Signed) “David A. Ross”
David A. Ross, M.Sc., P. Geo.